Exhibit (a)(1)(G)

Wilks Brothers, LLC Commences Tender Offer for All Shares of Dawson Geophysical Company

Previously Announced Offer Price of $2.34 Per Share in Cash

Fort Worth, Texas—November 1, 2021—Dawson Geophysical Company (NASDAQ: DWSN) (“Dawson”) and Wilks Brothers, LLC (“Wilks”), today announced that WB Acquisitions Inc., a wholly-owned subsidiary of Wilks, has commenced the previously announced tender offer for all of the outstanding shares of common stock of Dawson at a price of $2.34 per share, net to the seller in cash without interest thereon and less any applicable withholding taxes (the “Offer”).

On October 25, 2021, Dawson announced that Dawson and Wilks had signed a definitive merger agreement pursuant to which the tender offer would be made. Dawson’s board of directors by unanimous vote approved the terms of the merger agreement, including the tender offer.

The tender offer is subject to customary conditions, including the tender of a number of Dawson shares that, together with Dawson shares then owned by Wilks and its affiliates, represents at least 80% of the then outstanding Dawson shares (the “80% minimum condition”). The Offer will be open for at least 20 business days (subject to mandatory extensions in certain circumstances). Dawson and Wilks may mutually agree to permit closing of the Offer if insufficient Dawson shares are tendered to meet the 80% minimum condition. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of all conditions, WB Acquisition Inc. intends to seek to merge with and into Dawson with all outstanding shares of Dawson’s common stock, other than shares held by certain Wilks related entities or shares held by Dawson’s stockholders who have validly demanded appraisal rights under Texas law, will be cancelled and converted into the right to receive cash equal to the $2.34 offer price per share, in cash without interest thereon and less any applicable withholding taxes. Completion of the merger requires the approval of the holders of 80% or more of Dawson’s issued and outstanding shares.

Wilks Brothers, LLC and WB Acquisition Inc. are filing with the U.S. Securities and Exchange Commission (“SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, Dawson is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Dawson’s board of directors that Dawson’s stockholders tender their shares into the tender offer.

The tender offer and withdrawal rights are scheduled to expire at 11:59 p.m., New York City time, on Tuesday, November 30, 2021, unless extended or earlier terminated in accordance with the merger agreement and applicable law.

About Dawson

Dawson Geophysical Company is a leading provider of North American onshore seismic data acquisition services with operations throughout the continental United States and Canada. Dawson acquires and processes 2-D, 3-D and multi-component seismic data solely for its clients, ranging from major oil and gas companies to independent oil and gas operators, as well as providers of multi-client data libraries.

About Wilks

Wilks Brothers LLC is a multi-billion dollar asset management firm based in Cisco, Texas. It owns a diverse group of companies involved in the energy, real estate, finance, industrial, ranching, forest and technology sectors.

Forward-Looking Statements

Information provided and statements contained in this press release that are not purely historical, such as statements regarding expectations about the tender offer, regulatory approvals, the expected timing of the completion of the transaction and the ability to complete the transaction considering the various closing conditions, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements only speak as of the date of this press release, and Dawson and Wilks assume no obligation to update the information included in this press release. Statements made in this press release that are forward-looking in nature may involve risks and uncertainties. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, without limitation, the possibility that the transaction does not close the possibility that the offer is consummated but the shareholder approval to complete the merger is not obtained, the risk that business disruption relating to the transaction may be greater than anticipated, the failure to obtain any required financing on favorable terms and other specific risk factors discussed herein and in other releases and public filings made by Dawson and Wilks (including filings with the SEC). Although Dawson and Wilks believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, each of Dawson and Wilks also disclaim any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this press release.

Important Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Dawson or any other securities. Today, Wilks will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC. Thereafter, Dawson will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Dawson common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before making any decision with respect to the tender offer. The tender offer statement will be filed with the SEC by Wilks and the solicitation/recommendation statement will be filed with the SEC by Dawson. Investors and security holders may obtain a free copy of these statements (when available), the merger agreement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer. In addition, the tender offer statement and related documentation (when available) may be obtained for free by directing such requests to D.F. King & Co., Inc. at (800) 207-3158 or DWSN@dfking.com and the solicitation/recommendation statement and related documents (when available) may be obtained for free by directing such requests to Dawson at the contacts below.

Media and Investor Contacts:

Sergei Krylov

Chief Financial Officer

817-850-3600

sergei.krylov@wilksbrothers.com

Javier Rocha

General Counsel

javier.rocha@wilksbrothers.com